FOCUS ENERGY TRUST

04054001

December 17, 2004

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Focus Energy Trust ("Focus") and FET Resources Ltd.
File No. 82-34761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Press Release – Exchange Ratio on Exchangeable Shares	October 4, 2004
Press Release – Q4 Distributions	October 14, 2004
Press Release – Exchange Ratio on Exchangeable Shares	November 1, 2004
Press Release – Q3 2004 Financial & Operating Results	November 11, 2004
MD&A for September 30, 2004	November 12, 2004
Interim Financial Statements Q3 2004	November 12, 2004
CEO Certification	November 11, 2004
CFO Certification	November 11, 2004
Press Release – Confirmation of Cash Distribution	November 19, 2004
Press Release – Exchange Ratio on Exchangeable Shares	December 1, 2004
Press Release – Confirmation of Cash Distribution	December 15, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Please contact me at 403-781-8339 if you have any questions relating to this filing.

Yours truly,

FOCUS ENERGY TRUST

C. Knudsen

Carol Knudsen
Manager, Human Resources & Investor Relations

Enclosures

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST INCREASES DISTRIBUTIONS TO $0.16 PER UNIT

Calgary, October 14, 2004 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the fourth quarter of 2004 to increase monthly distributions to $0.16 per Trust Unit. Further, Focus has declared a distribution of $0.16 per Trust Unit to be paid on November 15, 2004 in respect of October production, for Unitholders of record on October 31, 2004. The ex-distribution date is October 27, 2004.

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
October 31	October 27	November 15, 2004	$0.16
November 30	November 26	December 15, 2004	$0.16 (*)
December 31	December 29	January 17, 2005	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE NOVEMBER 15, 2004

Calgary, November 1, 2004 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.26215 to 1.27069. Such increase will be effective on November 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
October 31, 2004	1.26215	$0.16	$18.7313	0.00854	November 15, 2004	1.27069

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES Q3 2004 FINANCIAL & OPERATING RESULTS

Calgary, November 11, 2004 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) today released its consolidated financial and operating results for the three months ended September 30, 2004.

(thousands of dollars, except where indicated)	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003[1]	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003[1]
FINANCIAL				
Oil and gas revenues, before royalties	35,368	26,740	103,756	85,100
Funds flow from operations [2]	21,926	15,204	66,326	48,679
Per unit [3]	$ 0.59	$ 0.48	$ 1.87	$ 1.62
Cash distributions per Trust Unit				
Per unit [4]	$ 0.45	$ 0.42	$ 1.32	$ 1.245
Payout ratio (per unit basis)	76%	87%	71%	77%
Net income	13,546	10,429	44,177	30,627
Per unit [3]	$ 0.37	$ 0.33	$ 1.25	$ 1.02
Capital expenditures & acquisitions	20,108	2,809	142,340	32,135
Long-term debt plus working capital	75,235	27,545	75,235	27,545
Total Trust Units - outstanding (000's) [5]	37,094	31,667	37,094	31,667
Weighted average Total Trust Units (000's) [6]	37,057	31,631	35,480	30,074
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	1,932	2,336	2,027	2,380
NGLs (bbls/d)	775	508	650	494
Natural gas (mcf/d)	44,903	33,593	42,581	34,853
Barrels of oil equivalent (@ 6:1)	10,191	8,443	9,774	8,682
Average product prices realized [7]				
Crude oil (CDN$/bbl)	$ 40.79	$ 39.07	$ 40.16	$ 41.88
NGLs (CDN$/bbl)	$ 45.48	$ 34.18	$ 41.96	$ 35.68
Natural gas (CDN$/mcf)	$ 6.01	$ 4.97	$ 6.33	$ 5.47
Netback per BOE				
Revenue (incl. hedging settlements)	$ 37.72	$ 32.67	$ 38.74	$ 36.87
Royalties, net of ARTC	$ (9.22)	$ (8.63)	$ (9.57)	$ (10.94)
Production expenses	$ (3.31)	$ (3.51)	$ (3.14)	$ (3.19)
Netback	$ 25.19	$ 20.53	$ 26.04	$ 22.73
Wells drilled				
Gross	5.0	4.0	14.0	13.0
Net	2.7	1.4	8.8	5.2
Success rate	100%	100%	93%	92%
TRUST UNIT TRADING STATISTICS				
Unit prices				
High	$ 18.50	$ 14.50	$ 18.50	$ 14.50
Low	$ 15.37	$ 11.95	$ 12.90	$ 10.05
Close	$ 18.08	$ 13.46	$ 18.08	$ 13.46
Daily average trading volume	101,752	85,641	108,551	92,319

(1) Restated for changes in accounting policies as described in Note 2 of the interim financial statements.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Trust Units outstanding for the period.

(4) Based on the number of Trust Units outstanding at each cash distribution date.

(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.25387 at September 30, 2004 and 1.13623 at September 30, 2003.

(6) Weighted average Total Trust Units including Trust Units and Exchangeable Shares converted at the average exchange ratio.

(7) Including settlements for financial instruments.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- For the first nine months of 2004 funds from operations were $66.3 million: $44.2 million was distributed to Unitholders; $13.8 million was invested in capital expenditures; $0.9 million was allocated to the reclamation fund; and the balance of $7.4 million was applied to reduce total debt;

- Funds flow from operations in Q3 2004 of $21.9 million, versus $15.2 million in Q3 2003, was positively impacted by increased volumes and continuing strong commodity prices;

- On September 1, 2004 Focus acquired a private shallow gas producer in southern Alberta for $18.6 million. These assets have a long reserve life as well as significant opportunities for infill and step-out drilling;

- On October 15, 2004 Focus announced its fourth increase in monthly distributions since inception, raising monthly distributions to $0.16 per Unit.

Message to Unitholders

This quarter marks the completion of our second full year of operation of the Trust. Two years ago we set out to create a sustainable Trust; a Trust that could maintain production while fully funding all of its' obligations from cash flow.

We have accomplished what we set out to do. Our production has remained essentially constant on a per-unit basis for the last two years as we put cash flow to work on the Trust's asset base. In addition to fully funding our capital program we have contributed almost $2 million to our reclamation fund and reduced debt by $15.2 million through this period.

Funds Flow from Operations (millions)
Q4 2002 - Q3 2004


Debt
Repayment
$15.2
Reclamation
Fund
$1.9
Capital
Expenditures
$34.2
Cash
Distributions
$94.7

Our ability to put cash flow to work on our lands is a function of our asset base and our technical team's talent in finding organic development opportunities. Our technical team continues to add new value-added opportunities to the Trust's drilling inventory.

Although the third quarter provided challenging wet weather conditions, we managed to drill 5 gross (2.7 net) gas wells, all of which will be tied in during the fourth quarter. For the remainder of the year we will be active with the drill bit at Pouce Coupe, Loon Lake, and with a 10-well shallow gas program on our recently acquired Medicine Hat property. Our 2004/05 Tommy Lakes program is in place and will get underway in early November, weather permitting.

We are delighted with the strength in oil and gas prices. High commodity prices have not diminished our focus on operating costs which are forecast to be $3.40/BOE for 2004, identical to what they were in 2003.

During the third quarter Focus acquired a private company in southern Alberta with shallow gas production on the edge of the 20 TCF Milk River, Medicine Hat and Second White Specks shallow gas fairway. Although not a significant acquisition in terms of production or reserves, it is significant in that it provides an opportunity for the Trust to put to work some of its' new shallow gas ideas. To that end we will be drilling 10 wells in this area prior to the end of the year.

Outlook

The industry remains extremely competitive and challenging. We are working diligently to insure our drilling programs are delivered on time and on budget, and hope to reduce cost pressures through innovation and execution efficiencies. We continue to review acquisition opportunities but with current acquisition metrics, we are spending progressively greater amounts of time on our organic initiatives.

The 2004 Outlook remains unchanged with respect to the detail provided in our 2003 Annual Report. The 2005 Outlook is detailed on page 11 of this report and sets out the Trust's ongoing game plan of maintaining production volumes by utilizing approximately 25 – 30% of cash flow.

I would like to thank all of our Unitholders for their ongoing support and confidence in Focus.

On behalf of the Board,

Derek W. Evans

President and Chief Executive Officer

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 8, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	**Three Months Ended September 30,**		**Nine Months Ended September 30,**	
	2004	2003	**2004**	2003
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,191**	8,443	**9,774**	8,682
% Natural gas	**73%**	66%	**73%**	67%
Average product prices realized				
Crude oil (CDN$/bbl), before hedging settlements	**$ 54.83**	$ 40.21	**$ 49.89**	$ 43.83
Financial hedging settlements (CDN$/bbl)	**$ (14.04)**	$ (1.13)	**$ (9.73)**	$ (1.95)
NGLs (CDN$/bbl)	**$ 45.48**	$ 34.18	**$ 41.96**	$ 35.68
NGL price / Crude oil price	**83%**	85%	**84%**	81%
Natural gas (CDN$/mcf), before hedging settlements	**$ 6.01**	$ 5.47	**$ 6.33**	$ 6.54
Financial hedging settlements CDN$/mcf)	**$ -**	$ (0.50)	**$ -**	$ (1.07)
Reference prices & Focus differential				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 56.33**	$ 40.96	**$ 50.91**	$ 44.32
Differential (CDN$/bbl)	**$ (1.51)**	$ (0.75)	**$ (1.02)**	$ (0.49)
Natural gas (AECO daily CDN$/mcf)	**$ 6.21**	$ 5.98	**$ 6.54**	$ 7.01
Differential (CDN$/mcf)	**$ (0.20)**	$ (0.50)	**$ (0.22)**	$ (0.47)
Barrels of oil equivalent (@6:1)	**$ 42.34**	$ 37.57	**$ 42.45**	$ 42.82
Differential (including NGLs vs crude oil)	**$ (1.96)**	$ (2.60)	**$ (1.69)**	$ (2.50)
Production revenue ($thousands)				
Crude oil, before hedging settlements	**9,775**	8,642	**27,813**	28,480
Financial hedging settlements	**(2,494)**	(243)	**(5,406)**	(1,267)
NGLs	**3,246**	1,599	**7,482**	4,809
Natural gas, before hedging settlements	**24,842**	16,923	**73,867**	62,275
Financial hedging settlements	**-**	(1,543)	**-**	(10,174)
Mark to market adjustment	**-**	1,363	**-**	977
	35,368	26,740	**103,756**	85,100

Operations Summary (continued)	**Three Months Ended September 30,**		**Nine Months Ended September 30,**	
	2004	2003	**2004**	2003
Funds flow per BOE				
Revenue (before hedging settlements)	**$ 40.38**	$ 34.97	**$ 40.76**	$ 40.32
Financial hedging settlements	**(2.66)**	(2.30)	**(2.02)**	(4.83)
Revenue (including hedging settlements)	**37.72**	32.67	**38.74**	35.49
Royalties, net of ARTC	**(9.22)**	(8.63)	**(9.57)**	(10.19)
Production expenses	**(3.31)**	(3.51)	**(3.14)**	(3.30)
Field netback	**25.19**	20.53	**26.04**	22.01
Facility income	**0.49**	0.66	**0.77**	0.84
Interest income	**0.12**	0.02	**0.07**	0.03
Technical Services Agreement	**-**	-	**-**	(0.89)
General and administrative, cash portion	**(1.30)**	(1.00)	**(1.10)**	(0.67)
Interest and financing and other	**(0.74)**	(0.37)	**(0.63)**	(0.48)
Current and large corporations tax	**(0.38)**	(0.28)	**(0.38)**	(0.30)
Funds flow from operations	**$ 23.39**	$ 19.57	**$ 24.77**	$ 20.54
Royalty rate (before hedging settlements)	**23%**	25%	**23%**	25%

Overall Performance

Focus had very strong funds flow from operations and earnings in the third quarter of 2004, and results were in line with expectations. These results reflect the acquisition of additional interests at Tommy Lakes April 1, production from new wells at Tommy Lakes and continuing high commodity prices.

Funds flow from operations for the third quarter was $21.9 million, or $0.59 per Unit. Funds flow from operations for the nine months ended September 30, 2004 increased to $66.3 million, or $1.87 per Unit, versus $48.7 million, or $1.62 per Unit, for the nine months ended September 30, 2003.

Net income for the three months ended September 30, 2004 of $13.5 million remained strong due to the production increases in 2004 and robust commodity prices. For the first nine months of 2004, net income was $44.2 million, or $1.25 per Unit, compared with $30.6 million, or $1.02 per Unit for the prior year.

During the third quarter, Focus drilled 5 (2.7 net) successful natural gas wells as we continued the development of existing properties with these new internally-generated prospects. One well was drilled at Pouce Coupe, 1 at Lanaway, and 3 on our Edmonton Sand prospect at Sylvan Lake. In addition, we were active surveying and preparing for our Tommy Lakes winter program.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by roads in the winter. This includes Tommy Lakes and Kotcho/Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. During 2003, 66 percent of capital expenditures were at Tommy Lakes, and for 2004 it is estimated that 52 percent of our capital expenditures will be at Tommy Lakes.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible;
- The natural gas wells at Tommy Lakes are brought on-stream in February and March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months;
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported;

- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies;
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2004 Q3 compared with 2004 Q2:

- Natural gas production was 12 percent lower as a result of the new wells at Tommy Lakes coming off of flush production and reduced production rates at Kotcho/Cabin;
- The 5 percent decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties this year.

First nine months of 2004 compared with first nine months of 2003:

- Overall average production has increased 13 percent. A significant increase in production occurred as a result of the 2004 acquisition at Tommy Lakes, and the acquisitions in 2003 at Lanaway and Loon Lake;
- The production pattern of consistently higher volumes of natural gas and NGLs in the second quarter is consistent with 2003;
- Production of natural gas has increased 22 percent, and production of natural gas liquids has increased 32 percent primarily through the acquisition of additional working interests in Tommy Lakes April 1, 2004;
- The majority of our oil properties have experienced natural declines in production rates.

Pricing and Price Risk Management

The net price realized by Focus for natural gas in the third quarter of 2004 was $6.01 per mcf, compared with $6.41 per mcf for the second quarter of 2004 and $4.97 per mcf for the third quarter of 2003. There were no settlements of financial instruments for natural gas in 2004. Price protection in 2004 has been achieved through the use of forward physical sales contracts. The net price reported for the three months ended September 30, 2004 is net of approximately $2.4 million for deductions to the delivery point for transportation and liquids recovery processing fees on the British Columbia and Alberta delivery systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the third quarter of 2004 of $6.01 per mcf is $0.20 lower than the AECO daily reference price of $6.21 per mcf. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas. This differential for the third quarter of 2004 is partially due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. During the third quarter, 50 percent of natural gas production was sold under forward physical sales contracts with an average price of $6.40 per mcf.

The price realized by Focus for crude oil in the third quarter of 2004, after settlement of financial hedges, was $40.79 per barrel. The hedging cost of $2.5 million or $14.04 per barrel for the quarter is a result of the strong oil prices. For the comparable period in 2003, the price realized was $39.07 per barrel, net of a hedging cost of $1.13 per barrel.

Price Protection (volume and reference price)		2004	2005			
		Q4	Q1	Q2	Q3	Q4
Natural gas	mmcf/d	30.8	30.0	18.2	18.2	6.1
	CDN$/mcf	$ 7.79	$ 8.34	$ 8.00	$ 8.00	$ 8.00
Crude oil	bbls/d	1,400	800	800	800	800

CDN$/bbl	$37.12	$49.56	$49.56	$49.56	$49.56

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, is contained in Notes 8 and 9 of the interim financial statements. See the Outlook - 2005 section for average volume expectations for 2005.

Production Revenue

Production revenue for the three months ended September 30, 2004 was $35.4 million, comprised 70 percent of natural gas sales, 21 percent of crude oil sales, and 9 percent from sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.

Revenue for the third quarter of 2004 is lower than the second quarter of 2004 due to a 9 percent decrease in production and 3 percent reduction in revenue per BOE. Compared with the third quarter of 2003, there is a 21 percent increase in daily production and a 15 percent increase in revenue per BOE.

Production Expenses

	2004			2003				2002	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04	$3.36	$3.05	$3.19

(1) Production expenses for the third quarter were $3.31 per BOE compared with $2.52 per BOE for the second quarter of 2004 and $3.78 for the first quarter of 2004. This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations and the results of 2003. Quarterly production expenses per BOE are down year- over-year reflecting the increased volumes at Tommy Lakes.

(2) Production expenses in the third quarter increased on a per BOE basis as a result of lower production and increased maintenance work being conducted in the field.

(3) Average production expenses for 2004 are forecast to be $3.40 per BOE.

General and Administrative Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,	
(thousands)	**2004**	2003	**2004**	2003
Cash G&A expenses (1)	**$ 1,441**	$ 1,024	**$ 4,156**	$ 2,534
Overhead recoveries	**(222)**	(248)	**(1,202)**	(951)
Total cash G&A expenses	**1,219**	776	**2,954**	1,582
Non-cash G&A expense (2)	**301**	202	**898**	675
Trust Unit Rights Plan expense (3)	**83**	76	**180**	89
Net G&A reported	**$ 1,603**	$ 1,054	**$ 4,032**	$ 2,346
Cash based G&A per BOE	**$ 1.30**	$ 1.00	**$ 1.10**	$ 0.67
Net reported G&A per BOE	**$ 1.71**	$ 1.36	**$ 1.51**	$ 0.99

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.

(2) Gross general and administrative expenses for the first three quarters of 2004 included $1.8 million associated with the Executive Bonus Plan (2003 - $1.3 million). Half of this amount was non-cash

and was settled through the issuance of Units from treasury at a price equal to the weighted average of the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, general and administrative expenses for the nine months ended September, 2003 have been restated to include $88,766.

Cash based general and administrative expense was $1.30 per BOE for the third quarter and is $1.10 per BOE for the nine months ended September 30, 2004.

Total general and administrative expenses reported in the third quarter of 2004 was $1.6 million, or $1.71 per BOE, compared with $1.5 million, or $1.51 per BOE, in the second quarter of 2004. This increase of $0.1 million results from a combination of higher expenses, lower cash payments under the Executive Bonus Plan, and lower overhead recoveries. The increase in general and administrative expenses during 2004 reflects the activities of Focus to continue to strengthen the organization and its ability to develop internal development opportunities.

Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have increased during 2004 from $0.3 million in the first quarter to $0.7 million for each of the second and third quarters. The increase in interest and financing expenses during 2004 is directly related to the funding of the acquisition which closed on April 1, 2004. The acquisition was partially funded with long-term debt. In addition, the acquisition for $18.6 million on September 1, 2004 was funded with long-term debt, and increased the interest expense on a going-forward basis.

Depletion and Depreciation

The depletion and depreciation rate for the three months ended September 30, 2004 of $8.46 per BOE was essentially unchanged from the rate of $8.47 per BOE for the second quarter of 2004. The depletion and depreciation rate was re-determined at September 30, 2004 to reflect the acquisition on September 1, 2004. This compares with a rate of $8.14 per BOE for the first half of 2003, after retroactive restatement to include $161,182 relating to the adoption of the policy relating to asset retirement obligations.

Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim financial statements.

Income and Other Taxes

For the third quarter of 2004, a future income tax recovery of $0.2 million was included in income compared to a future income tax recovery of $0.6 million for the second quarter of 2004. The recovery of future income tax reported in 2004 and 2003 results from a reduction of corporate income tax rates and distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations in the third quarter of 2004 were $1.5 million. These expenditures included the drilling of 5 natural gas wells. Three of the wells were at Sylvan Lake as part of an Edmonton Sand project. At Pouce Coupe 1 well was drilled and another well recompleted. In addition, 1 gas well was drilled at Lanaway and activity has commenced on the winter drilling program at Tommy Lakes.

For the nine months ended September 30, 2004 total capital expenditures for field operations have been $13.8 million, excluding the amount recorded for asset retirement obligations. Seventy-four percent was spent at Tommy Lakes, 8 percent at other natural gas areas, 13 percent for development work at Loon Lake, and 5 percent in other areas.

On September 1, 2004 Focus invested $18.6 million for the acquisition of a private company, excluding the associated amounts recorded for asset retirement obligations and future income tax. With this acquisition, Focus acquired a new shallow gas property in south eastern Alberta with approximately 10.8 bcf of natural gas reserves (proven plus probable), associated facilities, and 5,760 net acres of undeveloped land. This is a long reserve life property and has significant opportunities for infill and step-out drilling, and facility optimization.

Together with the acquisition of additional working interests in Tommy Lakes on April 1, 2004, Focus has invested $128.5 million on high-quality natural gas properties which have a long reserve life index and significant development opportunities.

Capital expenditures for the remainder of 2004 are expected to be in the range of $12 to $14 million with the drilling of approximately 16 wells. The program will concentrate on further development at Pouce Coupe, an initial 10-well development program for the new Medicine Hat area, 3 wells in Loon Lake "G" Unit, and commencing the winter development program for Tommy Lakes. The amount of capital invested in the fourth quarter will be dependent upon access to Tommy Lakes.

Liquidity and Capital Resources

As at September 30, 2004 Focus had a working capital deficit of $2.5 million compared with working capital of $1.9 million at June 30, 2004 and a working capital deficit of $3.3 million at December 31, 2003. The level of working capital has been relatively constant. Compared with June 30, 2004, the working capital at September 30, 2004 has less revenue receivable as a result of lower production and commodity prices, and a higher amount due to Unitholders due to the conversion of exchangeable shares into Units during the quarter. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month-end, and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2004 was $72.7 million compared with $21.3 million at December 31, 2003 and $62.6 million at June 30, 2004. The increase in long-term debt results from the acquisition on September 1, 2004. Focus has a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at September 30, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to net debt of $75.2 million at September 30, 2004. This change of $50.6 million during this period primarily resulted from the following factors:

- The acquisition on April 1, 2004 for approximately $110.1 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities;
- The acquisition on September 1, 2004 for approximately $18.6 million was financed with bank credit facilities;
- During the first nine months of 2004, funds flow from operations was $66.3 million, with $44.2 million for distributions declared to Unitholders, $13.8 million for capital expenditures for field operations, $0.9 million for the reclamation fund and $7.4 million as debt repayment.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 - 30% of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table ($thousands except per Unit amounts)	**September 30, 2004**	December 31, 2003
Long term debt	**72,740**	21,337
Less: Working capital deficiency (working capital)	**2,495**	3,304
Net debt (working capital)	**75,235**	24,641
Units outstanding and issuable for Exchangeable Shares	**37,094**	31,822
Market price	**$ 18.08**	$ 15.00

Market capitalization	**670,660**	477,330
Total capitalization	**745,895**	501,971
Net debt as a percentage of total capitalization	**10.1%**	4.9%
Annualized funds flow (i)	**88,435**	65,808
Net debt to funds flow (i)	**0.9**	0.4

(i) September 30, 2004 is based on the funds flow of the Trust for the 274-day period.

2004 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 28, 2004	January 31, 2004	February 16, 2004	$0.14
February 25, 2004	February 28, 2004	March 15, 2004	$0.14
March 29, 2004	March 31, 2004	April 15, 2004	$0.14
April 28, 2004	April 30, 2004	May 17, 2004	$0.15
May 27, 2004	May 31, 2004	June 15, 2004	$0.15
June 28, 2004	June 30, 2004	July 15, 2004	$0.15
July 28, 2004	July 31, 2004	August 16, 2004	$0.15
August 27, 2004	August 31, 2004	September 15, 2004	$0.15
September 28, 2004	September 30, 2004	October 15, 2004	$0.15
October 27, 2004	October 31, 2004	November 15, 2004	$0.16
November 26, 2004	November 30, 2004	December 15, 2004	$0.16(*)
December 29, 2004	December 31, 2004	January 17, 2005	$0.16(*)

(*) estimated

Focus distributed $1.32 per Unit in respect of January to September 2004 production. On October 15th, 2004 Focus announced a distribution policy to increase monthly distributions to $0.16 per Unit for the fourth quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Funds flow from operations (thousands)	$21,926	$66,326
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	$ 0.59	$ 1.87
Distributions per Unit	$ 0.45	$ 1.32
Payout ratio - per Unit basis	76%	71%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	$15,998	$44,190
Payout ratio - dollar basis	73%	67%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

During the third quarter of 2004 the Trust has entered into the following contractual obligations and commitments in addition to those set out in the Interim Report of June 30, 2004:

- An increase in estimated asset retirement obligations of $1.1 million associated with the acquisition of additional interests at Medicine Hat, as described in Note 3 of the interim financial statements. The increase is principally in the timeframe of 2009 and thereafter.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at September 30, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

Outlook - 2004

Refer to the "Outlook" section of the Trust's 2003 Annual Report MD&A for a detailed description. Focus is substantially on track to meet the expectations set out at that time.

Outlook - 2005

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 - $ 3.50
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$27 million - $30 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts;
- Many of the natural gas areas of Focus are only accessible by roads in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information;
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities;
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
FINANCIAL								
Oil and gas revenues, before royalties	**35,368**	**39,653**	**28,735**	26,732	26,740	29,863	28,498	24,423
Funds flow from operations	**21,926**	**25,961**	**18,438**	17,129	15,200	16,764	16,715	14,184
Per unit - basic	**$ 0.59**	**$ 0.70**	**$ 0.57**	$ 0.54	$ 0.48	$ 0.57	$ 0.57	$ 0.49
Cash distributions per Trust Unit	**$ 0.45**	**$ 0.45**	**$ 0.42**	$ 0.42	$ 0.42	$ 0.42	$ 0.41	$ 0.33
Payout Ratio – per Unit basis	**76%**	**64%**	**74%**	78%	87%	74%	71%	68%
Net income	**13,546**	**17,286**	**13,346**	10,456	10,608	12,449	7,960	8,738
Per unit - basic	**$ 0.37**	**$ 0.47**	**$ 0.41**	$ 0.33	$ 0.34	$ 0.42	$ 0.27	$ 0.30
Capital expenditures	**1,529**	**857**	**11,445**	4,750	2,796	50	9,214	3,666
Acquisition expenditures , net	**18,580**	**109,945**	**(15)**	142	13	20,062	-	605
Long-term debt plus working capital	**75,235**	**60,690**	**(39,893)**	23,611	23,650	27,545	38,767	36,534
Total Units - outstanding (000's)	**37,094**	**37,016**	**36,923**	31,822	31,667	31,493	29,180	28,966
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	**1,932**	**2,027**	**2,122**	2,278	2,336	2,361	2,444	2,469
NGLs (bbls/d)	**776**	**703**	**472**	460	508	501	471	464
Natural gas (mcf/d)	**44,903**	**50,913**	**31,902**	32,476	33,593	36,815	34,158	32,911
BOE (@ 6:1)	**10,191**	**11,215**	**7,911**	8,151	8,443	8,997	8,608	8,419

Focus Energy Trust

Consolidated Balance Sheets

	September 30, 2004 (unaudited)	December 31, 2003 (Restated – Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 81,415	$ -
Accounts receivable	18,580,507	20,043,512
Prepaid expenses and deposits	1,191,404	1,092,559
	19,853,326	21,136,071
Petroleum and natural gas properties and equipment	297,966,106	174,974,307
Goodwill [note 3]	5,070,000	-
Reclamation fund	1,922,519	1,030,000
	$324,811,951	$197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 16,970,489	$ 20,515,765
Cash distributions payable	5,378,167	3,924,783
	22,348,656	24,440,548
Long term debt [note 5]	72,740,133	21,336,532
Asset retirement obligation [note 4]	9,983,434	7,442,069
Future income taxes	45,937,120	41,686,533
	151,009,343	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	138,264,306	63,267,421
Exchangeable shares [note 6]	1,565,244	5,160,995
Contributed surplus [note 7]	425,197	245,524
Accumulated income	129,838,798	85,661,322
Accumulated cash distributions	(96,290,937)	(52,100,566)
	173,802,608	102,234,696
	$324,811,951	$197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Focus Energy Trust

Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2004	2003	2004	2003
		(Restated – Note 2)		(Restated – Note 2)
Revenue				
Production revenue	$ 35,368,322	$ 26,739,787	$ 103,756,303	$ 85,100,459
Royalties	(8,749,502)	(6,752,636)	(25,973,256)	(24,355,771)
Alberta Royalty Tax Credit	104,936	49,722	342,184	213,542
Facility income	462,631	514,040	2,070,535	1,990,418
Interest income	116,777	18,171	188,295	62,462
	27,303,164	20,569,084	80,384,061	63,011,110
Expenses				
Production	3,106,959	2,729,457	8,400,420	7,819,050
Technical Services Agreement	-	-	-	2,100,000
General and administrative	1,602,491	1,053,272	4,032,096	2,345,447
Interest and financing	690,899	283,667	1,678,932	1,148,416
Depletion and depreciation	7,963,428	6,336,303	22,574,021	18,831,054
Accretion of asset retirement obligation	203,164	105,020	498,001	315,059
	13,566,941	10,507,719	37,183,470	32,559,026
Income before income and other taxes	13,736,223	10,061,365	43,200,591	30,452,084
Income and other taxes				
Future income tax expense (reduction)	(170,000)	(585,114)	(2,002,000)	(885,076)
Current and large corporations tax	360,479	217,821	1,025,115	710,016
	(190,479)	(367,293)	(976,885)	(175,060)
Net income for the period	13,545,744	10,428,658	44,177,476	30,627,144
Accumulated income, beginning of period				
As previously reported	116,293,054	44,215,320	85,820,667	44,348,355
Retroactive adjustment for changes in accounting policies	-	-	(159,345)	(133,035)
As restated			85,661,322	44,215,320
Accumulated income, end of period	$129,838,798	$ 54,643,978	$129,838,798	$ 74,842,464
Net income per Unit [note 10]				
Basic	$ 0.37	$ 0.33	$ 1.25	$ 1.02
Diluted	$ 0.36	$ 0.33	$ 1.24	$ 1.02

Focus Energy Trust

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2004	2003 (Restated – Note 2)	2004	2003 (Restated – Note 2)
Operating activities				
Net income for the period	$ 13,545,744	$ 10,428,658	$ 44,177,476	$ 30,627,144
Add non-cash items:				
Non-cash general and administrative expenses	383,729	277,480	1,078,134	763,610
Unrealized loss on commodity contract	-	(1,362,622)	-	(977,060)
Depletion and depreciation	7,963,428	6,336,303	22,574,021	18,831,054
Accretion on asset retirement obligation	203,164	109,349	498,001	319,388
Future income tax expense	(170,000)	(585,114)	(2,002,000)	(855,076)
Funds flow from operations	21,926,065	15,204,054	66,325,632	48,679,060
Net change in non-cash working capital items	3,981,967	(8,347,881)	(3,541,932)	8,928,649
	25,908,032	23,551,935	62,783,700	57,607,709
Financing activities				
Proceeds from issue of Trust Units (net of costs)	-	-	70,400,000	23,839,500
Proceeds from exercise of unit appreciation rights	74,595	-	159,245	-
Increase (decrease) in long term debt	10,126,570	(13,000,000)	51,403,601	(30,801,000)
Cash distributions	(15,737,963)	(10,964,551)	(42,736,987)	(29,555,560)
	(5,536,798)	(23,964,551)	79,225,859	(36,517,060)
Investing activities				
Capital asset expenditures	(1,528,585)	(2,795,810)	(13,830,859)	(12,059,598)
Acquisition expenditures	(18,579,871)	(13,465)	(128,509,010)	(22,033,652)
Proceeds on disposal of capital assets	-	-	-	1,958,669
Reclamation fund contributions	(500,790)	(669,000)	(892,519)	(870,000)
Net change in non-cash working capital items	283,715	(434,667)	1,304,244	(2,054,256)
	(20,325,531)	(3,912,942)	(141,928,144)	(35,058,837)
Increase in cash and cash equivalents during the period	45,703	(4,325,558)	81,415	(13,968,188)
Cash and cash equivalents, beginning of period	35,712	5,062,404	-	14,705,034
Cash and cash equivalents, end of period	$ 81,415	$ 736,846	$ 81,415	$ 736,846

September 30, 2004 and 2003 (unaudited)

1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd. and Focus B.C. Trust, and its' share of two partnerships.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited financial statements included in the 2003 Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period by management to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two-stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

The impairment test for January 1, 2004 was calculated using the reserve consultant's average prices at January 1 for the years 2004 to 2008 as follows:

Consultant's Price Forecasts	2004	2005	2006	2007	2008
Crude Oil - WTI ($U.S. / bbl)	$ 30.00	$ 27.50	$ 25.50	$ 25.00	$ 25.50
Natural Gas AECO ($CDN / MMBTU)	$ 6.00	$ 5.31	$ 4.83	$ 4.87	$ 4.92

The impairment test for September 30, 2004 was calculated using the consultant's average prices above for petroleum and natural gas assets owned on January 1, 2004 plus the impact of acquisitions using price forecasts applicable at the time.

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on

a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases).

Balance Sheets	December 31, 2003	December 31, 2002
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$4,069,393	$3,693,241
Record new asset retirement obligation	$7,442,069	$6,001,112
Reverse historic provision for future site restoration	(3,083,021)	(2,082,388)
Adjust future income taxes	(130,310)	(92,448)
Adjust accumulated income	(159,345)	(133,035)
Increase in Liabilities and Unitholders' Equity	$4,069,393	$3,693,241

Statements of Income	Three-month period ended September 30, 2004	Nine-month period ended September 30, 2004	Year-ended December 31, 2003
Accretion expense	$(203,164)	$(498,001)	$(420,078)
Depletion and depreciation on asset retirement costs	(162,668)	(352,981)	(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy	628,191	1,794,320	1,000,633
Net income impact of new policy, before tax	$ 262,359	$ 943,338	$ (64,172)
Basic and diluted net earnings per share before tax	$ 0.01	$ 0.03	$ (0.00)

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2003 and September 30, 2004 met the criteria of effective hedges.

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. ACQUISITION EXPENDITURES

Area	Effective	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003
Lanaway, Alberta	May 1, 2003	$ (39,885)	$ 4,741,298
Loon Lake, Alberta	June 1, 2003	(103,530)	17,292,354
Tommy Lakes, B.C.	April 1, 2004	110,074,959	-
Medicine Hat, Alberta	September 1, 2004	18,577,466	-
		$128,509,010	$ 22,033,652

For the acquisitions, the final calculation of the assets acquired and liabilities assumed has not yet been completed and, therefore, the purchase price allocation may be subject to change.

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, British Columbia. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $18,577,466. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,070,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,577,466

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $27.0 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below.

	September 30, 2004	December 31, 2003
Balance, beginning of period	$ 7,442,069	$ 6,001,112
Accretion expense	498,001	420,078
Liabilities incurred	2,043,364	1,041,430
Liabilities disposed	-	(20,551)
Balance, end of period	$ 9,983,434	$ 7,442,069

5. LONG-TERM DEBT

As at September 30, 2004 the Trust has a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 5 percent and the remaining 85 percent at the end of the term.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding *(see (a) below)*	35,854,447	26,889,552	$138,264,306	$61,614,034
Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)*	1,240,010	4,777,243	1,565,244	7,018,565
Balance as at September 30	37,094,457	31,666,795	$139,829,550	$68,632,599

(i) The exchange ratio at September 30, 2004 was 1.25387 (September 30, 2003 – 1.13623) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$63,267,421	$33,908,902
Issued on conversion of Exchangeable Shares (i)	2,745,276	1,925,012	3,595,751	2,609,814
Issued pursuant to the Executive Bonus Plan (ii)	56,438	59,635	841,889	675,361
Issued for Cash (iii)		2,100,000		25,410,000
Issued for Cash (iv)	5,000,000		74,500,000	
Trust Unit Issue Expenses			(4,100,000)	(990,043)
Exercise of Unit Appreciation Rights	18,500		159,245	-
Balance as at September 30	35,854,447	26,889,552	$138,264,306	$61,614,034

(i) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(ii) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003

(iv) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,694,335	$5,160,995	$9,628,379
Exchanged for Trust Units(i)	(2,256,704)	(1,759,867)	(3,595,751)	(2,609,814)
Balance as at September 30	988,946	4,204,468	$1,565,244	$7,018,565

(i) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to September 30, 2004, a total of 2,256,704 Exchangeable Shares were converted into 2,745,276 Trust Units at exchange ratios prevailing at the time. At September 30, 2004, the exchange ratio was 1.25387 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To September 30, 2004 a total of 39,000 Units had been issued under the Plan, and 1,461,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Balance as at January 1, 2004	665,500	$ 9.74
Granted	528,650	$16.08
Exercised	(18,500)	$ 8.61
Cancelled	(7,500)	$10.23
Before reduction of exercise price	1,168,150	$12.62
Distributions for the period	-	(0.92)
Balance as at September 30, 2004	1,168,150	$ 11.70

- The average exercise price at the grant date is $13.33.
- The average contractual life of the rights outstanding is 4.03 years.
- The number of rights exercisable at September 30, 2004 is 191,750.

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $179,673 for the nine months ended September 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the nine months ended September 30, 2003 has been restated to include general and administrative expenses of $88,766.

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at September 30, 2004, which have no book value, was a cost of $4,995,404.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil – fixed price	1400 bbls	$	37.12	Cdn	WTI	October 2004 – December 2004
	800 bbls	$	49.56	Cdn	WTI	January 2005 – December 2005

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2004, which have no book value, was a cost of $4,326,038.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	28,000 GJ	$5.60	Cdn	October 2004
	26,500 GJ	$7.25	Cdn	November 2004 – March 2005
	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	5,000 GJ	$6.36	Cdn	April 2005 – October 2005
	7,000 GJ	$6.95	Cdn	November 2004 *
	7,000 GJ	$8.24	Cdn	December 2004 *
	7,000 GJ	$8.77	Cdn	January 2005 *
	10,500 GJ	$7.34	Cdn	April 2005 – October 2005 *

* Contract entered into subsequent to September 30, 2004

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per-Unit calculations for the nine month period ending September 30 are based on the weighted average number of Trust Units outstanding in 2004 of 35,480,078 (2003 of 30,073,947) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Basic per-Unit calculations for the three month period ending September 30 are based on the weighted average number of Trust Units outstanding in 2004 of 37,056,941 (2003 of 31,630,593) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2004 of 358,056 for the quarter ended September 30, 2004 (2003 of 163,587) and 287,224 for the nine months ended September 30, 2004 (2003 of 105,242). There were no adjustments to net income in calculating dilutive per-Unit amounts.

Supplementary cash flow information for the nine months ended September 30:

	2004	2003
Interest paid	$ 1,398,065	$ 995,875
Interest received	$ 125,147	$ 60,309
Taxes paid	$ 1,166,019	$ 831,917
Cash distributions paid	$ 42,736,997	$29,555,560

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

Bill Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 8, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	**Three Months Ended Sept. 30, 2004**	2003	**Nine Months Ended Sept. 30, 2004**	2003
Average daily production				
Barrels of oil equivalent (@ 6:1)	**10,191**	8,443	**9,774**	8,682
% Natural gas	**73%**	66%	**73%**	67%
Average product prices realized				
Crude oil (CDN$/bbl), before hedging settlements	**$ 54.83**	$ 40.21	**$ 49.89**	$ 43.83
Financial hedging settlements (CDN$/bbl)	**$ (14.04)**	$ (1.13)	**$ (9.73)**	$ (1.95)
NGLs (CDN$/bbl)	**$ 45.48**	$ 34.18	**$ 41.96**	$ 35.68
NGL price / Crude oil price	**83%**	85%	**84%**	81%
Natural gas (CDN$/mcf), before hedging settlements	**$ 6.01**	$ 5.47	**$ 6.33**	$ 6.54
Financial hedging settlements CDN$/mcf)	**$ –**	$ (0.50)	**$ –**	$ (1.07)
Reference prices & Focus differential				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 56.33**	$ 40.96	**$ 50.91**	$ 44.32
Differential (CDN$/bbl)	**$ (1.51)**	$ (0.75)	**$ (1.02)**	$ (0.49)
Natural gas (AECO daily CDN$/mcf)	**$ 6.21**	$ 5.98	**$ 6.54**	$ 7.01
Differential (CDN$/mcf)	**$ (0.20)**	$ (0.50)	**$ (0.22)**	$ (0.47)
Barrels of oil equivalent (@6:1)	**$ 42.34**	$ 37.57	**$ 42.45**	$ 42.82
Differential (including NGLs vs crude oil)	**$ (1.96)**	$ (2.60)	**$ (1.69)**	$ (2.50)
Production revenue ($thousands)				
Crude oil, before hedging settlements	**9,775**	8,642	**27,813**	28,480
Financial hedging settlements	**(2,494)**	(243)	**(5,406)**	(1,267)
NGLs	**3,246**	1,599	**7,482**	4,809
Natural gas, before hedging settlements	**24,842**	16,923	**73,867**	62,275
Financial hedging settlements	**–**	(1,543)	**–**	(10,174)
Mark to market adjustment	**–**	1,363	**–**	977
	35,368	26,740	**103,756**	85,100
Funds flow per BOE				
Revenue (before hedging settlements)	**$ 40.38**	$ 34.97	**$ 40.76**	$ 40.32
Financial hedging settlements	**(2.66)**	(2.30)	**(2.02)**	(4.83)
Revenue (including hedging settlements)	**37.72**	32.67	**38.74**	35.49
Royalties, net of ARTC	**(9.22)**	(8.63)	**(9.57)**	(10.19)
Production expenses	**(3.31)**	(3.51)	**(3.14)**	(3.30)
Field netback	**25.19**	20.53	**26.04**	22.01
Facility income	**0.49**	0.66	**0.77**	0.84
Interest income	**0.12**	0.02	**0.07**	0.03
Technical Services Agreement	**–**	–	**–**	(0.89)
General and administrative, cash portion	**(1.30)**	(1.00)	**(1.10)**	(0.67)
Interest and financing and other	**(0.74)**	(0.37)	**(0.63)**	(0.48)
Current and large corporations tax	**(0.38)**	(0.28)	**(0.38)**	(0.30)
Funds flow from operations	**$ 23.39**	$ 19.57	**$ 24.77**	$ 20.54
Royalty rate (before hedging settlements)	**23%**	25%	**23%**	25%

Overall Performance

Focus had very strong funds flow from operations and earnings in the third quarter of 2004, and results were in line with expectations. These results reflect the acquisition of additional interests at Tommy Lakes April 1, production from new wells at Tommy Lakes and continuing high commodity prices.

Funds flow from operations for the third quarter was $21.9 million, or $0.59 per Unit. Funds flow from operations for the nine months ended September 30, 2004 increased to $66.3 million, or $1.87 per Unit, versus $48.7 million, or $1.62 per Unit, for the nine months ended September 30, 2003.

Net income for the three months ended September 30, 2004 of $13.5 million remained strong due to the production increases in 2004 and robust commodity prices. For the first nine months of 2004, net income was $44.2 million, or $1.25 per Unit, compared with $30.6 million, or $1.02 per Unit for the prior year.

During the third quarter, Focus drilled 5 (2.7 net) successful natural gas wells as we continued the development of existing properties with these new internally-generated prospects. One well was drilled at Pouce Coupe, 1 at Lanaway, and 3 on our Edmonton Sand prospect at Sylvan Lake. In addition, we were active surveying and preparing for our Tommy Lakes winter program.

Seasonality of Operations

Many of the natural gas properties of Focus are in areas of British Columbia which are only accessible by roads in the winter. This includes Tommy Lakes and Kotcho/Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. During 2003, 66 percent of capital expenditures were at Tommy Lakes, and for 2004 it is estimated that 52 percent of our capital expenditures will be at Tommy Lakes.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible;
- The natural gas wells at Tommy Lakes are brought on-stream in February and March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months;
- Higher production volumes during these initial months of flush production have a corresponding increase in the revenue, royalties and operating expenses reported;
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies;
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2004 Q3 compared with 2004 Q2:

- Natural gas production was 12 percent lower as a result of the new wells at Tommy Lakes coming off of flush production and reduced production rates at Kotcho/Cabin;
- The 5 percent decrease in oil production reflects the natural decline of these properties and limited capital investment in oil properties this year.

First nine months of 2004 compared with first nine months of 2003:

- *Overall average production has increased 13 percent. A significant increase in production* occurred as a result of the 2004 acquisition at Tommy Lakes, and the acquisitions in 2003 at Lanaway and Loon Lake;
- The production pattern of consistently higher volumes of natural gas and NGLs in the second quarter is consistent with 2003;
- Production of natural gas has increased 22 percent, and production of natural gas liquids has increased 32 percent primarily through the acquisition of additional working interests in Tommy Lakes April 1, 2004;
- The majority of our oil properties have experienced natural declines in production rates.

Pricing and Price Risk Management

The net price realized by Focus for natural gas in the third quarter of 2004 was $6.01 per mcf, compared with $6.41 per mcf for the second quarter of 2004 and $4.97 per mcf for the third quarter of 2003. There were no settlements of financial instruments for natural gas in 2004. Price protection in 2004 has been achieved through the use of forward physical sales contracts. The net price reported for the three months ended September 30, 2004 is net of approximately $2.4 million for deductions to the delivery point for transportation and liquids recovery processing fees on the British Columbia and Alberta delivery systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the third quarter of 2004 of $6.01 per mcf is $0.20 lower than the AECO daily reference price of $6.21 per mcf. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas. This differential for the third quarter of 2004 is partially due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. During the third quarter, 50 percent of natural gas production was sold under forward physical sales contracts with an average price of $6.40 per mcf.

The price realized by Focus for crude oil in the third quarter of 2004, after settlement of financial hedges, was $40.79 per barrel. The hedging cost of $2.5 million or $14.04 per barrel for the quarter is a result of the strong oil prices. For the comparable period in 2003, the price realized was $39.07 per barrel, net of a hedging cost of $1.13 per barrel.

Price Protection
(volume and reference price)

		2004	2005			
		Q4	Q1	Q2	Q3	Q4
Natural gas	mmcf/d	30.8	30.0	18.2	18.2	6.1
	CDN$/mcf	$ 7.79	$ 8.34	$ 8.00	$ 8.00	$ 8.00
Crude oil	bbls/d	1,400	800	800	800	800
	CDN$/bbl	$ 37.12	$ 49.56	$ 49.56	$ 49.56	$ 49.56

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, is contained in Notes 8 and 9 of the interim financial statements. *See the Outlook - 2005 section for average volume expectations for 2005.*

Production Revenue

Production revenue for the three months ended September 30, 2004 was $35.4 million, comprised 70 percent of natural gas sales, 21 percent of crude oil sales, and 9 percent from sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities.

Revenue for the third quarter of 2004 is lower than the second quarter of 2004 due to a 9 percent decrease in production and 3 percent reduction in revenue per BOE. Compared with the third quarter of 2003, there is a 21 percent increase in daily production and a 15 percent increase in revenue per BOE.

Production Expenses

	2004			2003				2002	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$3.31	$2.52	$3.78	$3.70	$3.51	$3.04	$3.36	$3.05	$3.19

(1) Production expenses for the third quarter were $3.31 per BOE compared with $2.52 per BOE for the second quarter of 2004 and $3.78 for the first quarter of 2004. This pattern of production expenses being highest in the first quarter and lowest in the second quarter is consistent with the nature of our operations and the results of 2003. Quarterly production expenses per BOE are down year- over-year reflecting the increased volumes at Tommy Lakes.

(2) Production expenses in the third quarter increased on a per BOE basis as a result of lower production and increased maintenance work being conducted in the field.

(3) Average production expenses for 2004 are forecast to be $3.40 per BOE.

General and Administrative Expenses

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
(thousands)	**2004**	2003	**2004**	2003
Cash G&A expenses (1)	**$ 1,441**	$ 1,024	**$ 4,156**	$ 2,534
Overhead recoveries	**(222)**	(248)	**(1,202)**	(951)
Total cash G&A expenses	**1,219**	776	**2,954**	1,582
Non-cash G&A expense (2)	**301**	202	**898**	675
Trust Unit Rights Plan expense (3)	**83**	76	**180**	89
Net G&A reported	**$ 1,603**	$ 1,054	**$ 4,032**	$ 2,346
Cash based G&A per BOE	**$ 1.30**	$ 1.00	**$ 1.10**	$ 0.67
Net reported G&A per BOE	**$ 1.71**	$ 1.36	**$ 1.51**	$ 0.99

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.
(2) Gross general and administrative expenses for the first three quarters of 2004 included $1.8 million associated with the Executive Bonus Plan (2003 - $1.3 million). Half of this amount was non-cash and was settled through the issuance of Units from treasury at a price equal to the weighted average of the last five trading days of the month for which the bonus relates.
(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, general and administrative expenses for the nine months ended September, 2003 have been restated to include $88,766.

Cash based general and administrative expense was $1.30 per BOE for the third quarter and is $1.10 per BOE for the nine months ended September 30, 2004.

Total general and administrative expenses reported in the third quarter of 2004 was $1.6 million, or $1.71 per BOE, compared with $1.5 million, or $1.51 per BOE, in the second quarter of 2004. This increase of $0.1 million results from a combination of higher expenses, lower cash payments under the Executive Bonus Plan, and lower overhead recoveries. The increase in general and administrative expenses during 2004 reflects the activities of Focus to continue to strengthen the organization and its ability to develop internal development opportunities.

Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses have increased during 2004 from $0.3 million in the first quarter to $0.7 million for each of the second and third quarters. The increase in interest and financing expenses during 2004 is directly related to the funding of the acquisition which closed on April 1, 2004. The acquisition was partially funded with long-term debt. In addition, the acquisition for $18.6 million on September 1, 2004 was funded with long-term debt, and increased the interest expense on a going-forward basis.

Depletion and Depreciation

The depletion and depreciation rate for the three months ended September 30, 2004 of $8.46 per BOE was essentially unchanged from the rate of $8.47 per BOE for the second quarter of 2004. The depletion and depreciation rate was re-determined at September 30, 2004 to reflect the acquisition on September 1, 2004. This compares with a rate of $8.14 per BOE for the first half of 2003, after retroactive restatement to include $161,182 relating to the adoption of the policy relating to asset retirement obligations.

Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim financial statements.

Income and Other Taxes

For the third quarter of 2004, a future income tax recovery of $0.2 million was included in income compared to a future income tax recovery of $0.6 million for the second quarter of 2004. The recovery of future income tax reported in 2004 and 2003 results from a reduction of corporate income tax rates and distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders

Capital Expenditures

Capital expenditures for field operations in the third quarter of 2004 were $1.5 million. These expenditures included the drilling of 5 natural gas wells. Three of the wells were at Sylvan Lake as part of an Edmonton Sand project. At Pouce Coupe 1 well was drilled and another well recompleted. In addition, 1 gas well was drilled at Lanaway and activity has commenced on the winter drilling program at Tommy Lakes.

For the nine months ended September 30, 2004 total capital expenditures for field operations have been $13.8 million, excluding the amount recorded for asset retirement obligations. Seventy-four percent was spent at Tommy Lakes, 8 percent at other natural gas areas, 13 percent for development work at Loon Lake, and 5 percent in other areas.

On September 1, 2004 Focus invested $18.6 million for the acquisition of a private company, excluding the associated amounts recorded for asset retirement obligations and future income tax. With this acquisition, Focus acquired a new shallow gas property in south eastern Alberta with approximately 10.8 bcf of natural gas reserves (proven and probable), associated facilities, and 5,760 net acres of undeveloped land. This is a long reserve life property and has significant opportunities for infill and step-out drilling, and facility optimization.

Together with the acquisition of additional working interests in Tommy Lakes on April 1, 2004, Focus has invested $128.5 million on high-quality natural gas properties which have a long reserve life index and significant development opportunities.

Capital expenditures for the remainder of 2004 are expected to be in the range of $12 to $14 million with the drilling of approximately 16 wells. The program will concentrate on further development at Pouce Coupe, an initial 10-well development program for the new Medicine Hat area, 3 wells in Loon Lake "G" Unit, and commencing the winter development program for Tommy Lakes. The amount of capital invested in the fourth quarter will be dependent upon access to Tommy Lakes.

Liquidity and Capital Resources

As at September 30, 2004 Focus had a working capital deficit of $2.5 million compared with working capital of $1.9 million at June 30, 2004 and a working capital deficit of $3.3 million at December 31, 2003. The level of working capital has been relatively constant. Compared with June 30, 2004, the working capital at September 30, 2004 has less revenue receivable as a result of lower production and commodity prices, and a higher amount due to Unitholders due to the conversion of exchangeable shares into Units during the quarter. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month-end, and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2004 was $72.7 million compared with $21.3 million at December 31, 2003 and $62.6 million at June 30, 2004. The increase in long-term debt results from the acquisition on September 1, 2004. Focus has a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at September 30, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to net debt of $75.2 million at September 30, 2004. This change of $50.6 million during this period primarily resulted from the following factors:

- The acquisition on April 1, 2004 for approximately $110.1 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities;

- The acquisition on September 1, 2004 for approximately $18.6 million was financed with bank credit facilities;

- During the first nine months of 2004, funds flow from operations was $66.3 million, with $44.2 million for distributions declared to Unitholders, $13.8 million for capital expenditures for field operations, $0.9 million for the reclamation fund and $7.4 million as debt repayment.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 - 30% of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table ($thousands except per unit amounts)	**September 30, 2004**	December 31, 2003
Long term debt	**72,740**	21,337
Less: Working capital deficiency (working capital)	**2,495**	3,304
Net debt (working capital)	**75,235**	24,641
Units outstanding and issuable for Exchangeable Shares	**37,094**	31,822
Market price	**$ 18.08**	$ 15.00
Market capitalization	**670,660**	477,330
Total capitalization	**745,895**	501,971
Net debt as a percentage of total capitalization	**10.1%**	4.9%
Annualized funds flow (i)	**88,435**	65,808
Net debt to funds flow (i)	**0.9**	0.4

(i) September 30, 2004 is based on the funds flow of the Trust for the 274-day period.

2004 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 28, 2004	January 31, 2004	February 16, 2004	$0.14
February 25, 2004	February 28, 2004	March 15, 2004	$0.14
March 29, 2004	March 31, 2004	April 15, 2004	$0.14
April 28, 2004	April 30, 2004	May 17, 2004	$0.15
May 27, 2004	May 31, 2004	June 15, 2004	$0.15
June 28, 2004	June 30, 2004	July 15, 2004	$0.15
July 28, 2004	July 31, 2004	August 16, 2004	$0.15
August 27, 2004	August 31, 2004	September 15, 2004	$0.15
September 28, 2004	September 30, 2004	October 15, 2004	$0.15
October 27, 2004	October 31, 2004	November 15, 2004	$0.16
November 26, 2004	November 30, 2004	December 15, 2004	$0.16(*)
December 29, 2004	December 31, 2004	January 17, 2005	$0.16(*)

(*) estimated

Focus distributed $1.32 per Unit in respect of January to September 2004 production. On October 15th, 2004 Focus announced a distribution policy to increase monthly distributions to $0.16 per Unit for the fourth quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Funds flow from operations (thousands)	$ 21,926	$ 66,326
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	$ 0.59	$ 1.87
Distributions per Unit	$ 0.45	$ 1.32
Payout ratio - per Unit basis	76%	71%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	$ 15,998	$ 44,190
Payout ratio - dollar basis	73%	67%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

During the third quarter of 2004 the Trust has entered into the following contractual obligations and commitments in addition to those set out in the Interim Report of June 30, 2004:

- An increase in estimated asset retirement obligations of $1.1 million associated with the acquisition of additional interests at Medicine Hat, as described in Note 3 of the interim financial statements. The increase is principally in the timeframe of 2009 and thereafter.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at September 30, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

Outlook – 2004

Refer to the "Outlook" section of the Trust's 2003 Annual Report MD&A for a detailed description. Focus is substantially on track to meet the expectations set out at that time.

Outlook – 2005

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	\$ 3.40 - \$ 3.50
Cash G&A expenses per BOE	\$1.25 - \$1.35
Capital expenditures - field	\$27 million - \$30 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts;
- Many of the natural gas areas of Focus are only accessible by roads in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information;
- Focus has completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two major acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities;
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
FINANCIAL								
Oil and gas revenues, before royalties	**35,368**	**39,653**	**28,735**	26,732	26,740	29,863	28,498	24,423
Funds flow from operations	**21,926**	**25,961**	**18,438**	17,129	15,200	16,764	16,715	14,184
Per unit - basic	**$ 0.59**	**$ 0.70**	**$ 0.57**	$ 0.54	$ 0.48	$ 0.57	$ 0.57	$ 0.49
Cash distributions per Trust Unit	**$ 0.45**	**$ 0.45**	**$ 0.42**	$ 0.42	$ 0.42	$ 0.42	$ 0.41	$ 0.33
Payout Ratio - per Unit basis	**76%**	**64%**	**74%**	78%	87%	74%	71%	68%
Net income	**13,546**	**17,286**	**13,346**	10,456	10,608	12,449	7,960	8,738
Per unit - basic	**$ 0.37**	**$ 0.47**	**$ 0.41**	$ 0.33	$ 0.34	$ 0.42	$ 0.27	$ 0.30
Capital expenditures	**1,529**	**857**	**11,445**	4,750	2,796	50	9,214	3,666
Acquisition expenditures, net	**18,580**	**109,945**	**(15)**	142	13	20,062	–	605
Long-term debt plus working capital	**75,235**	**60,690**	**(39,893)**	23,611	23,650	27,545	38,767	36,534
Total Units outstanding (000's)	**37,094**	**37,016**	**36,923**	31,822	31,667	31,493	29,180	28,966
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	**1,932**	**2,027**	**2,122**	2,278	2,336	2,361	2,444	2,469
NGLs (bbls/d)	**776**	**703**	**472**	460	508	501	471	464
Natural gas (mcf/d)	**44,903**	**50,913**	**31,902**	32,476	33,593	36,815	34,158	32,911
BOE (@ 6:1)	**10,191**	**11,215**	**7,911**	8,151	8,443	8,997	8,608	8,419

Consolidated Balance Sheets

	September 30, 2004 (unaudited)	December 31, 2003 (Restated - Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 81,415	$ –
Accounts receivable	18,580,507	20,043,512
Prepaid expenses and deposits	1,191,404	1,092,559
	19,853,326	21,136,071
Petroleum and natural gas properties and equipment	297,966,106	174,974,307
Goodwill [note 3]	5,070,000	–
Reclamation fund	1,922,519	1,030,000
	$ 324,811,951	$ 197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 16,970,489	$ 20,515,765
Cash distributions payable	5,378,167	3,924,783
	22,348,656	24,440,548
Long term debt [note 5]	72,740,133	21,336,532
Asset retirement obligation [note 4]	9,983,434	7,442,069
Future income taxes	45,937,120	41,686,533
	151,009,343	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	138,264,306	63,267,421
Exchangeable shares [note 6]	1,565,244	5,160,995
Contributed surplus [note 7]	425,197	245,524
Accumulated income	129,838,798	85,661,322
Accumulated cash distributions	(96,290,937)	(52,100,566)
	173,802,608	102,234,696
	$ 324,811,951	$ 197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income
(unaudited)

	Three Months Ended, September 30, 2004	Three Months Ended, September 30, 2003	Nine Months Ended, September 30, 2004	Nine Months Ended, September 30, 2003
		(Restated - Note 2)		(Restated - Note 2)
Revenue				
Production revenue	$ 35,368,322	$ 26,739,787	$ 103,756,303	$ 85,100,459
Royalties	(8,749,502)	(6,752,636)	(25,973,256)	(24,355,771)
Alberta Royalty Tax Credit	104,936	49,722	342,184	213,542
Facility income	462,631	514,040	2,070,535	1,990,418
Interest income	116,777	18,171	188,295	62,462
	27,303,164	20,569,084	80,384,061	63,011,110
Expenses				
Production	3,106,959	2,729,457	8,400,420	7,819,050
Technical Services Agreement	–	–	–	2,100,000
General and administrative	1,602,491	1,053,272	4,032,096	2,345,447
Interest and financing	690,899	283,667	1,678,932	1,148,416
Depletion and depreciation	7,963,428	6,336,303	22,574,021	18,831,054
Accretion of asset retirement obligation	203,164	105,020	498,001	315,059
	13,566,941	10,507,719	37,183,470	32,559,026
Income before income and other taxes	13,736,223	10,061,365	43,200,591	30,452,084
Income and other taxes				
Future income tax expense (reduction)	(170,000)	(585,114)	(2,002,000)	(885,076)
Current and large corporations tax	360,479	217,821	1,025,115	710,016
	(190,479)	(367,293)	(976,885)	(175,060)
Net income for the period	13,545,744	10,428,658	44,177,476	30,627,144
Accumulated income, beginning of period				
As previously reported	116,293,054	44,215,320	85,820,667	44,348,355
Retroactive adjustment for changes in accounting policies	–	–	(159,345)	(133,035)
As restated			85,661,322	44,215,320
Accumulated income, end of period	$ 129,838,798	$ 54,643,978	$129,838,798	$ 74,842,464
Net income per Unit [note 10]				
Basic	$ 0.37	$ 0.33	$ 1.25	$ 1.02
Diluted	$ 0.36	$ 0.33	$ 1.24	$ 1.02

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended, September 30, 2004	Three Months Ended, September 30, 2003	Nine Months Ended, September 30, 2004	Nine Months Ended, September 30, 2003
		(Restated - Note 2)		(Restated - Note 2)
Operating activities				
Net income for the period	$ 13,545,744	$ 10,428,658	$ 44,177,476	$ 30,627,144
Add non-cash items:				
Non-cash general and administrative expenses	383,729	277,480	1,078,134	763,610
Unrealized loss on commodity contract	–	(1,362,622)	–	(977,060)
Depletion and depreciation	7,963,428	6,336,303	22,574,021	18,831,054
Accretion on asset retirement obligation	203,164	109,349	498,001	319,388
Future income tax expense	(170,000)	(585,114)	(2,002,000)	(855,076)
Funds flow from operations	21,926,065	15,204,054	66,325,632	48,679,060
Net change in non-cash working capital items	3,981,967	(8,347,881)	(3,541,932)	8,928,649
	25,908,032	23,551,935	62,783,700	57,607,709
Financing activities				
Proceeds from issue of Trust Units (net of costs)	–	–	70,400,000	23,839,500
Proceeds from exercise of unit appreciation rights	74,595	–	159,245	–
Increase (decrease) in long term debt	10,126,570	(13,000,000)	51,403,601	(30,801,000)
Cash distributions	(15,737,963)	(10,964,551)	(42,736,987)	(29,555,560)
	(5,536,798)	(23,964,551)	79,225,859	(36,517,060)
Investing activities				
Capital asset expenditures	(1,528,585)	(2,795,810)	(13,830,859)	(12,059,598)
Acquisition expenditures	(18,579,871)	(13,465)	(128,509,010)	(22,033,652)
Proceeds on disposal of capital assets	–	–	–	1,958,669
Reclamation fund contributions	(500,790)	(669,000)	(892,519)	(870,000)
Net change in non-cash working capital items	283,715	(434,667)	1,304,244	(2,054,256)
	(20,325,531)	(3,912,942)	(141,928,144)	(35,058,837)
Increase in cash and cash equivalents during the period	45,703	(4,325,558)	81,415	(13,968,188)
Cash and cash equivalents, beginning of period	35,712	5,062,404	–	14,705,034
Cash and cash equivalents, end of period	$ 81,415	$ 736,846	$ 81,415	$ 736,846

Notes to Consolidated Financial Statements
September 30, 2004 and 2003 (unaudited)

1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd. and Focus B.C. Trust, and its' share of two partnerships.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited financial statements included in the 2003 Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period by management to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two- stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

The impairment test for January 1, 2004 was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

Consultants' Price Forecasts	2004	2005	2006	2007	2008
Crude Oil - WTI ($U.S. / bbl)	$ 30.00	$ 27.50	$ 25.50	$ 25.00	$ 25.50
Natural Gas AECO ($CDN / MMBTU)	$ 6.00	$ 5.31	$ 4.83	$ 4.87	$ 4.92

The impairment test for September 30, 2004 was calculated using the reserve consultant's average prices above for petroleum and natural gas assets owned on January 1, 2004 plus the impact of acquisitions using price forecasts applicable at the time.

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases).

Balance Sheets	December 31, 2003	December 31, 2002
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$ 4,069,393	$ 3,693,241
Record new asset retirement obligation	$ 7,442,069	$ 6,001,112
Reverse historic provision for future site restoration	(3,083,021)	(2,082,388)
Adjust future income taxes	(130,310)	(92,448)
Adjust accumulated income	(159,345)	(133,035)
Increase in Liabilities and Unitholders' Equity	$ 4,069,393	$ 3,693,241

Statements of Income	Three-month period ended September 30, 2004	Nine-month period ended September 30, 2004	Year-ended December 31, 2003
Accretion expense	$ (203,164)	$ (498,001)	$ (420,078)
Depletion and depreciation on asset retirement costs	(162,668)	(352,981)	(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy	628,191	1,794,320	1,000,633
Net income impact of new policy, before tax	$ 262,359	$ 943,338	$ (64,172)
Basic and diluted net earnings per share before tax	$ 0.01	$ 0.03	$ (0.00)

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2003 and September 30, 2004 met the criteria of effective hedges.

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. ACQUISITION EXPENDITURES

Area	Effective	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003
Lanaway, Alberta	May 1, 2003	$ (39,885)	$ 4,741,298
Loon Lake, Alberta	June 1, 2003	(103,530)	17,292,354
Tommy Lakes, B.C.	April 1, 2004	110,074,959	–
Medicine Hat, Alberta	September 1, 2004	18,577,466	–
		$ 128,509,010	$ 22,033,652

For the acquisitions, the final calculation of the assets acquired and liabilities assumed has not yet been completed and, therefore, the purchase price allocation may be subject to change.

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, British Columbia. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$ 111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$ 110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $18,577,466. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$ 20,190,000
Goodwill	5,070,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$ 18,577,466

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $27.0 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below.

	September 30, 2004	December 31, 2003
Balance, beginning of period	$ 7,442,069	$ 6,001,112
Accretion expense	498,001	420,078
Liabilities incurred	2,043,364	1,041,430
Liabilities disposed	–	(20,551)
Balance, end of period	$ 9,983,434	$ 7,442,069

5. LONG-TERM DEBT

As at September 30, 2004 the Trust has a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 5 percent and the remaining 85 percent at the end of the term.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding (see (a) below)	35,854,447	26,889,552	$ 138,264,306	$ 61,614,034
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	1,240,010	4,777,243	1,565,244	7,018,565
Balance as at September 30	37,094,457	31,666,795	$ 139,829,550	$ 68,632,599

(i) The exchange ratio at September 30, 2004 was 1.25387 (September 30, 2003 - 1.13623) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust

	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$ 63,267,421	$ 33,908,902
Issued on conversion of Exchangeable Shares (i)	2,745,276	1,925,012	3,595,751	2,609,814
Issued pursuant to the Executive Bonus Plan (ii)	56,438	59,635	841,889	675,361
Issued for Cash (iii)		2,100,000		25,410,000
Issued for Cash (iv)	5,000,000		74,500,000	
Trust Unit Issue Expenses			(4,100,000)	(990,043)
Exercise of Unit Appreciation Rights	18,500		159,245	–
Balance as at September 30	35,854,447	26,889,552	$ 138,264,306	$ 61,614,034

(i) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(ii) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates

(iii) Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003

(iv) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(b) Exchangeable Shares of FET Resources Ltd.

	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,694,335	$ 5,160,995	$ 9,628,379
Exchanged for Trust Units(i)	(2,256,704)	(1,759,867)	(3,595,751)	(2,609,814)
Balance as at September 30	988,946	4,204,468	$ 1,565,244	$ 7,018,565

(i) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to September 30, 2004, a total of 2,256,704 Exchangeable Shares were converted into 2,745,276 Trust Units at exchange ratios prevailing at the time. At September 30, 2004, the exchange ratio was 1.25387 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To September 30, 2004 a total of 39,000 Units had been issued under the Plan, and 1,461,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Balance as at January 1, 2004	665,500	$ 9.74
Granted	528,650	$ 16.08
Exercised	(18,500)	$ 8.61
Cancelled	(7,500)	$ 10.23
Before reduction of exercise price	1,168,150	$ 12.62
Distributions for the period	–	(0.92)
Balance as at September 30, 2004	1,168,150	$ 11.70

- The average exercise price at the grant date is $13.33.
- The average contractual life of the rights outstanding is 4.03 years.
- The number of rights exercisable at September 30, 2004 is 191,750.

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $179,673 for the nine months ended September 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the nine months ended September 30, 2003 has been restated to include general and administrative expenses of $88,766.

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at September 30, 2004, which have no book value, was a cost of $4,995,404.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price				
	1,400 bbls	$ 37.12 Cdn	WTI	October 2004 - December 2004
	800 bbls	$ 49.56 Cdn	WTI	January 2005 - December 2005

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2004, which have no book value, was a cost of $4,326,038.

Physical Contracts	Daily Quantity	Contract Price	Term
Natural gas - fixed price			
	28,000 GJ	$ 5.60 Cdn	October 2004
	26,500 GJ	$ 7.25 Cdn	November 2004 - March 2005
	5,275 GJ	$ 7.00 Cdn	November 2004 - October 2005
	5,000 GJ	$ 6.36 Cdn	April 2005 - October 2005
	7,000 GJ	$ 6.95 Cdn	November 2004 *
	7,000 GJ	$ 8.24 Cdn	December 2004 *
	7,000 GJ	$ 8.77 Cdn	January 2005 *
	10,500 GJ	$ 7.34 Cdn	April 2005 - October 2005 *

* Contract entered into subsequent to September 30, 2004

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per-Unit calculations for the nine month period ending September 30 are based on the weighted average number of Trust Units outstanding in 2004 of 35,480,078 (2003 of 30,073,947) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Basic per-Unit calculations for the three month period ending September 30 are based on the weighted average number of Trust Units outstanding in 2004 of 37,056,941 (2003 of 31,630,593) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2004 of 358,056 for the quarter ended September 30, 2004 (2003 of 163,587) and 287,224 for the nine months ended September 30, 2004 (2003 of 105,242). There were no adjustments to net income in calculating dilutive per-Unit amounts.

Supplementary cash flow information for the nine months ended September 30:

	2004	2003
Interest paid	$ 1,398,065	$ 995,875
Interest received	$ 125,147	$ 60,309
Taxes paid	$ 1,166,019	$ 831,917
Cash distributions paid	$ 42,736,997	$ 29,555,560

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE OCTOBER 15, 2004

Calgary, October 4, 2004 — FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.25387 to 1.26215. Such increase will be effective on October 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
September 30, 2004	1.25387	$0.15	$18.1089	0.00828	October 15, 2004	1.26215

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

82-34761

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

William D. Ostlund
Vice President, Finance and Chief Financial Officer

82-34761

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR DECEMBER 15, 2004

Calgary, November 19, 2004— Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of November production of Cdn. $0.16 per trust unit will be paid on December 15, 2004 to unitholders of record November 30, 2004. The ex-distribution date is November 26, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE DECEMBER 15, 2004

Calgary, December 1, 2004 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.27069 to 1.27833. Such increase will be effective on December 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2004	1.27069	$0.16	$20.9506	0.00764	December 15, 2004	1.27833

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JANUARY 17, 2005

Calgary, December 15, 2004— Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of December production of Cdn. $0.16 per trust unit will be paid on January 17, 2005 to unitholders of record December 31, 2004. The ex-distribution date is December 29, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408